SEC FILE NUMBER	001-34129
CUSIP NUMBER	15234Q207
15234Q108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (Brazilian Electric Power Company)

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Presidente Vargas, 409 – 9th floor, Edificio Herm. Stoltz, Centro

Address of Principal Executive Office (Street and Number)

Rio de Janeiro, RJ, Brazil. CEP: 20071-003

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The statutory auditor of Energia Sustentável do Brasil Participações S.A. (“Jirau”), which is a significant affiliate of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (the “Company”) under Rule 3-09 of Regulation S-X, recently informed us that it did not consider itself independent under the relevant U.S. independence rules. Consequently, the Company has appointed another audit firm to audit the financial statements of Jirau for purposes of applying equity method accounting to the Company’s consolidated financial statements. Accordingly, the Company will wait for the conclusion of the audit process for Jirau before finalizing its Form 20-F as of and for the year ended December 31, 2014.

In addition, the Company recently became aware of press reports stating that the former CEO of Camargo Corrêa allegedly stated in his testimony in relation to Operação Lava-Jato (Operation Car Wash) that the consortium of companies bidding for the mechanical assembly of the Angra 3 power plant allegedly made illegal payments to the CEO of our wholly owned subsidiary, Eletrobras Thermonuclear S.A. – Eletronuclear (“Eletronuclear”). The CEO of Eletronuclear has requested leave of absence. The internal committee established by the Company to investigate any allegations made in the press in relation to Operação Lava-Jato (Operation Car Wash) has not yet concluded its internal investigation and the Company’s Board of Directors, to which such internal committee reports, has provided authorization for the Company to take all necessary measures to engage a specialized independent firm to conduct an external investigation into these allegations. Accordingly, the Company is unable to file its Form 20-F as of and for the year ended December 31, 2014 by April 30, 2015.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Armando Casado de Araujo	+55 21	2514-6435
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described above, the Company is currently unable to make a quantitative estimate of the effects, if any, resulting from the ultimate resolution of these matters.

Centrais Elétricas Brasileiras S.A. – ELETROBRAS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial Officer